a2a
energie in comune

[redacted]

08000658

**FILE NO. 82-4911**

AEM SPA

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

January 30, 2008

SUPPL

SEC
Mail Processing
Section

FEB 04 2008

Washington, DC
101

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Encl.

A2A SpA
Sede legale:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese MI 11957540153
Numero REA 1512841

info@a2a.eu
www.a2a.eu

FILE NO. 82-4911

a2a
energie in comune

# PRESS RELEASE
# 2008 FINANCIAL CALENDAR

**Milan, 30 January 2008** – Herewith please find the financial calendar for 2008:

- In the second half of March 2008: Meeting of the Management Board to approve the drafts of the financial statements and of the consolidated financial statements for 2007 of Aem S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A. and the proposal of net income allocation;
- In the second half of April 2008: Meeting of the Supervisory Board to approve the financial statements and the consolidated financial statements for 2007 of Aem S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A.;
- In the first half of May 2008: Ordinary Shareholders' Meeting for approval of the proposal of net income allocation;
- In the first half of May 2008: Meeting of the Management Board to approve the quarterly statements as at 31 March 2008 of A2A;
- In the first ten days of August 2008: Meeting of the Management Board to approve the half-yearly report as at 30 June 2008 of A2A;
- In the first half of November 2008: Meeting of the Management Board to approve the quarterly statements as at 30 September 2008 of A2A.

The payment of a dividend is expected, in line with previous years, during the month of June.

The drafts of the financial statements and of the consolidated financial statements for 2007 and the half-yearly report as at 30 June 2008 approved by the Management Board will be available at the registered office and Borsa Italiana S.p.A. within the limits prescribed in the second paragraph of Article 82 of regulation approved by CONSOB Resolution n. 11971 of 14 May 1999, as subsequently amended and supplemented (the "Issuers Regulations"); consequently, in accordance with the provisions of the same Article 82, second paragraph of the Issuers Regulations, the Company will be exonerated from the publication of the quarterly statements as at 31 December 2007 and, if deemed still applicable, of the quarterly statements as at 30 June 2008.

***For further information:***


Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu


END